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                           October 5, 2021

       Abidali Neemuchwala
       Chairman and Chief Executive Officer
       Compass Digital Acquisition Corp.
       3626 N Hall St, Suite 910
       Dallas, TX 75219

                                                        Re: Compass Digital
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 24,
2021
                                                            File No. 333-259502

       Dear Mr. Neemuchwala:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 filed September 24, 2021

       Summary
       The Offering
       Expression of Interest, page 23

   1.                                                   We note that 10 of your
   sponsor members    have each indicated an expression of interest
                                                        to purchase up to 9.9%
of the Class A units offered in your initial public offering.
                                                        Further, your sponsor
members, in aggregate, may purchase as much as 99% of the public units offered before
any over-allotment purchases. Please identify each of the sponsor members. Further,
clarify how the sponsor members    obligations differ from your
                                                        management and sponsor,
such as whether they will retain redemption rights for their public Class A common
stock and have no obligation to vote in favor of a business
                                                        combination.
 Abidali Neemuchwala
Compass Digital Acquisition Corp.
October 5, 2021
Page 2
2. You reference that your sponsor members will each have an indirect beneficial ownership of 150,000 founders shares and 186,666 private placement warrants upon the close of the
      IPO. Please clarify whether your sponsor members    interest in the
sponsor are solely
      limited to these amounts.
Financial Statements
Notes to Financial Statements
Note 3. Proposed Offering, page F-12

3. Your disclosure indicates that the sponsor members are not affiliated with you or your sponsor. However, your disclosure on page 130 indicates that they are members in your sponsor. Please reconcile these statements.
        You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3297 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Law
Clerk, at (202) 215-1319 or Edwin Kim, Staff Attorney, at (202) 551-3297 with any other questions.



                                                          Sincerely,
FirstName LastNameAbidali Neemuchwala
                                                          Division of
Corporation Finance
Comapany NameCompass Digital Acquisition Corp.
                                                          Office of Technology
October 5, 2021 Page 2
cc:       Louis Goldberg, Esq.
FirstName LastName